Filed Pursuant to Rule 253(g)(2)

File No. 024-10903

LUNADNA, LLC

SUPPLEMENT NO. 1

DATED FEBRUARY 28, 2019

TO THE OFFERING CIRCULAR DATED DECEMBER 3, 2018

This document supplements, and should be read in conjunction with, the offering circular of LunaDNA, LLC (the “Company”), dated December 3, 2018, as qualified by the Securities and Exchange Commission (the “SEC”) on such date (the “Offering Circular”). The purpose of this supplement is to disclose the information contained in the Company’s Special Financial Report on Form 1-SA, filed with the SEC on February 27, 2019. This supplement is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular. This supplement may not be delivered without the Offering Circular.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Special Financial Report on Form 1-SA of LunaDNA, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for dividends or distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated December 3, 2018 filed pursuant to Rule 253(g)(2) under the caption “Risk Factors,” which are incorporated herein by reference.

https://www.sec.gov/Archives/edgar/data/1741687/000119312518341588/d631377d253g2.htm

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Overview

We were organized as a limited liability company under the laws of the State of Delaware on April 23, 2018. We are managed by LunaPBC, Inc., a Delaware public benefit corporation, which we refer to as our Manager. We have entered into a management services agreement, which we refer to as the Management Agreement, with our Manager to provide business, operational and financial management services to us. The rights, duties and powers of our Manager are governed by the terms of the Management Agreement and the Company operating agreement, which we refer to as our Operating Agreement. We seek to build the world’s first and largest human health database of Member Data, which we refer to as our Database, that is owned by a community comprised of its members. Our Database is comprised of various types of genomic and phenotypic data, such as medical, health and health-related data.

Operating Results

During the interim period from April 23, 2018 (inception) to June 30, 2018, our Manager was our sole member. As such, we have accounted for the expenses paid on our behalf by our Manager as our expenses with a corresponding credit to paid in capital, in accordance with the guidance in SAB Topic 5T.

At June 30, 2018, the expenses paid on our behalf by our Manager total $244,195. These expenses primarily consisted of all fees, costs and expenses incurred in connection with our organization and in connection with the initial offer and sale of our shares, including legal and accounting fees.

Our Manager automatically resigned as, and ceased to be, a member on December 5, 2018 when the first contributor of data to LunaDNA was admitted as a member. From December 5, 2018, we do not believe that SAB Topic 5T continues to apply and have ceased recording as our expenses those expenses that our Manager incurred on our behalf after our Manager resigned as a member and for which our Manager does not have a contractual right of reimbursement. Our Manager is obligated to cover our expenses without reimbursement until March 30, 2020 pursuant to our Management Agreement.

Liquidity and Capital Resources

To date, all of our expenses have been covered by our Manager. Our Manager is obligated to cover our expenses without reimbursement until March 30, 2020 pursuant to our Management Agreement. As discussed in Operating Results above, we have accounted for the expenses paid on our behalf by our Manager as our expenses with a corresponding credit to paid in capital, in accordance with the guidance in SAB Topic 5T. From December 5, 2018, we have ceased recording as our expenses those expenses that our Manager incurred on our behalf after our Manager resigned as a member and for which our Manager does not have a contractual right of reimbursement.

In the future, we will be obligated to promptly reimburse our Manager for all our expenses advanced by our Manager, in accordance with our Management Agreement (which the Manager may modify unilaterally). Our dependence on our Manager for funding of these expenses raises substantial doubt about our ability to continue as a going concern.

Our Manager’s capacity to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues from operations is dependent on our Manager’s existing cash resources and its ability to obtain additional capital financing from investors sufficient to meet our needs and the needs of our Manager’s other operations. Our Manager has funded its operations and our operations primarily by sales of equity securities. Our Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of our organizational expenses and to fund our operational expenses and the development expenses through the time when we generate significant revenues, at which time our revenues may be used to pay both our operational expenses and the management fee to our Manager (which management fee may then fund further development expenses). However, there can be no assurance that our Manager will be successful in its fundraising efforts. If our Manager is not successful in its intended fundraising efforts, our Manager may be required to delay various planned expenditures for development and marketing of our Database, which delays could materially adversely delay generation of revenues and potentially jeopardize our ability to continue as a going concern.

We may not generate operating revenue for an indeterminate period of time, until third parties begin to pay us for services related to our Database. Upon generation of revenue, we will be obligated to pay a management fee to our Manager.

Plan of Operations

We commenced principal operations on December 5, 2018 when the first member data contribution was accepted and the first shares were issued to a member contributing data. We have not generated any revenues to date. Our only activities from April 23, 2018 (inception) through June 30, 2018 were organizational activities and those necessary to prepare for the offering of our shares. We may not generate operating revenue for an indeterminate period of time until third parties begin to pay us for services related to the Database. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance). We will rely on our Manager to fund our plan of operations for the next twelve months.

Item 2. Other Information

None.

Item 3. Financial Statements

LunaDNA, LLC

Balance Sheet (Unaudited)

June 30, 2018

Assets	$—

Total Assets	$—

Liabilities and Members’ Capital
Total Liabilities	$—
Members’ Capital
Paid-in Capital	—

Total Members’ Capital	—

Total Liabilities and Members’ Capital	$—

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statement of Operations (Unaudited)

For the Interim Period April 23, 2018 to June 30, 2018

Expenses
Licenses and Fees	$1,332
Professional Fees	242,863

Total Expenses	244,195

Net Loss	$(244,195)

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statement of Changes in Members’ Capital (Unaudited)

For the Interim Period June 30, 2018

	Paid-in Capital	Total Equity
Balance as of April 23, 2018	$—	$—
Contributions	244,195	244,195
Net Decrease in Members’ Capital from Operations:
Net Loss	(244,195)	(244,195)
Balance as of June 30, 2018	$—	$—

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

Statement of Cash Flows (Unaudited)

For the Interim Period April 23, 2018 to June 30, 2018

Cash Flows From Operating Activities

Net Cash used by operating activities	$—

Cash Flows from Investing Activities
Net cash used by Investing Activities	—

Cash Flows from Financing Activities
Net cash provided by Financing Actitivies	—

Net Increase (Decrease) in Cash and Cash Equivalents	—
Cash and Cash Equivalents, Beginning of Period	—

Cash and Cash Equivalents, End of Period	$—

Supplemental disclosure of non-cash items:
Net Decrease in Equity from Operations	(244,195)
Increase in Paid-in Capital	244,195

The accompanying notes are an integral part of these financial statements.

LunaDNA, LLC

NOTES TO THE FINANCIAL STATEMENTS (Unaudited)

As of June 30, 2018

1. Organization and Purpose

LunaDNA, LLC (the “Company”), a Delaware limited liability company, was formed on April 23, 2018. The Company was formed to build, operate, maintain, query and otherwise deal with databases comprised of member data that is licensed to the Company (collectively, the “Database”). The Company has not commenced principal operations nor generated revenue as of June 30, 2018.

The Company has entered into a management services agreement (the “Management Agreement”) with LunaPBC, Inc. (the “Manager”), a Delaware public benefit corporation, to provide business, operational and financial management services to the Company. The rights, duties and powers of the Manager are governed by the Management Agreement and Company operating agreement (“Operating Agreement”). The Manager, acting alone, has the power and authority to act for and bind the Company. The Management Agreement may not be terminated by the Company and can be terminated by the Manager with thirty days’ written notice.

2. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated any revenues as of February 28, 2019.

The Company has no plans to raise capital to fund its operations, and it is therefore dependent on the Manager for all Organizational Expenses (defined in Note 7 – Expenses) and presently dependent on the Manager for all Operational Expenses (defined in Note 7 – Expenses). The Company is also dependent on the Manager for all costs associated with development, improvement and maintenance of the Database (“Development Expenses”). The Manager is not entitled to reimbursement for Organizational Expenses. The Manager is not entitled to reimbursement for Operational Expenses paid by the Manager that are or would have been, but for the provisions of the Management Agreement denying such reimbursement, accrued by the Company on or before March 31, 2020 (see Note 7 – Expenses). The Manager will be entitled to reimbursement for Operational Expenses accrued by the Company after March 31, 2020. The Manager is not entitled to reimbursement for Development Expenses. The Manager has not committed to the Company to fund any particular amounts for any of these purposes. The Company’s dependence on the Manager for funding of these expenses raises substantial doubt about the Company’s ability to continue as a going concern.

The Manager’s ability to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues from operations is dependent on the Manager’s existing cash resources and the ability of the Manager to obtain additional capital financing from investors sufficient to meet the needs of the Company and the Manager’s other operations. The Manager has funded its operations and the Company’s operations primarily by sales of equity securities. The Manager believes that it will be able to raise capital that, combined with its existing cash resources, will be sufficient to fund all of the Organizational Expenses and to fund Operational Expenses and Development Expenses through the time when the Company generates significant revenues, at which time revenues earned by the Company may be used to pay both Operational Expenses and the management fee to the Manager (which management fee may then fund further Development Expenses). However, there can be no assurance that the Manager will be successful in its fundraising efforts. If the Manager is not successful in its intended fundraising efforts, the Company will be required to delay various planned expenditures for development of the Database, which delays could adversely delay generation of revenues and potentially jeopardize the Company’s ability to continue as a going concern.

3. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in preparation of its financial statements. The policies are in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) and are presented in U.S. dollars.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be taxed as a corporation and uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Recent Accounting Pronouncements – Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. Members’ Capital

Pursuant to the Operating Agreement, the Company is authorized to issue an unlimited amount of unit-denominated common limited liability company interests, which it refers to as shares. Pursuant to its offering circular, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 252(g)(2) on December 3, 2018, the Company may issue up to 714,285,714 shares for an aggregate, maximum gross dollar offering of $50,000,000 in an offering (the “Offering”)_qualified under Regulation A under the Securities Act of 1933, as amended (the “Securities Act”). The shares will not be offered for cash but in exchange for genomic, phenotypic, medical, health and related data satisfying our requirements, which the Company refers to as Member Data. The aggregate offering price or aggregate sales for the shares is based on the fair value of Member Data as established by an accepted standard.

At June 30, 2018 the Manager was the sole member of the Company. In accordance with our operating agreement, the Manager automatically resigned as, and ceased to be, a member upon another person being admitted as a member of the Company. See Note 8 – Subsequent Events below. Accordingly, the Company accounts for the expenses paid on its behalf by the Manager while the Manager is the sole member as expenses of the Company with a corresponding credit to paid in capital, in accordance with the guidance in SAB Topic 5T. See Note 8 – Subsequent Events below for further information on the Manager ceasing to be a member and the effect thereof on expenses and Members’ Capital. At June 30, 2018, the expenses paid on behalf of the Company by the Manager total $244,195.

5. Company Operating Agreement

The Manager was the sole initial member. The Manager automatically resigned as, and ceased to be, a member upon another person being admitted as a member of the Company. In the event the Company would otherwise have no member, the Manager will automatically be admitted as a member, but will again automatically resign upon the subsequent admission of another Person as member of the Company as provided in the immediately preceding sentence. In its capacity as initial member, the Manager has no obligation to make any contribution to, or pay any liabilities of, the Company, and has no right or entitlement to any distributions from the Company.

The Company is authorized to issue unit-denominated common limited liability company interests in the Company (“Shares”). Each Share (including fractional Shares) is offered in exchange for specific types of genomic and phenotypic data, such as medical, health and health-related data (“Member Data”) that meet the Company’s requirements.

The Shares are non-transferable, except as may be required by law, and are not listed for trading on any exchange or automated quotation system. The members do not have any voting, consent or management rights relating to the management and operation of the Company, except to appoint a liquidator upon the dissolution of our Company if the Company does not have a Manager at that time.

A member may resign as a member for all purposes at any time by redeeming all of its Shares. A member may, at any time and from time to time, elect to terminate the Company’s license to use the Member Data he or she contributed to the Company by written notice to the Company made in accordance with the then current Member Data policies, in which case the Shares issued in exchange for the Company’s original rights to such Member Data will be redeemed. A member will automatically cease to be a member for all purposes immediately upon such member ceasing to own of record any Shares.

Contributions

An individual may be admitted as a member and issued Shares by contributing Member Data, as defined in the Operating Agreement, to the Company in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution. Members have no obligation to contribute funds to the capital of the Company or to make additional contributions. A member may, in such member’s discretion, make additional contributions of Member Data in return for additional Shares from time to time in accordance with the Company’s Member Data policies, subject to the Manager accepting such contribution.

Distributions

The Manager intends for the Company to distribute (i) distributable cash from operations (but excluding proceeds from the sale of all or substantially all of the Company’s assets) for each annual period no less frequently than once per annum; provided that if the estimated distribution per Share is not expected to exceed $0.02, as adjusted appropriately for any Share dividend, Share split, combination or other similar recapitalization with respect to the Company’s equity, the Manager may elect to not make a distribution in such annual period, and (ii) proceeds, if any, realized by or available to the Company (after deducting therefrom an amount for addition to a reserve for contingencies, working capital, and the payment of unreserved or unfunded Company obligations, such amounts to be established by the Manager in its discretion) from the sale of all or substantially all of the Company’s assets within thirty days following the receipt by the Company of such proceeds.

Upon a member’s resignation or termination as a member or partial redemption of Shares, the member will no longer be entitled to any further distributions with respect to the Shares redeemed, irrespective of whether distributable cash was available for distribution at or prior to such time.

6. Related Party Transactions

The Company anticipates conducting various transactions with the Manager, a related party, including but not limited to those specified in the Management Agreement (see Note 7). The Company and the Manager are under common control. The Company will follow the accounting and disclosure requirements under ASC 850-10-50 with regards to any related party transactions and relationships.

7. Management Agreement

Management Fee

The Company is obligated to pay to the Manager a management fee (the “Management Fee”) calculated as the sum of (i) 50% of the Net Revenues (defined below) of the Company; plus (ii) the amount of all Non-Profit Revenue (defined below) of the Company.

“Net Revenues” means (i) all revenue (excluding Non-Profit Revenue) recognized by the Company from (a) discovery activities that derive value from the content contained in the Database and (b) license fees, royalties and other revenue derived from intellectual property acquired through collaborations with third parties with respect to Member Data, less (ii) Operational Expenses. For this purpose, Operational Expenses do not include Organizational Expenses, Operational Expenses borne by the Manager (See Note 7 – Expenses) or the Management Fee. See also Note 7 – Manager Operations Separate from the Company, concerning activities that the Manager may conduct that do not generate revenue for the Company and are therefore excluded from Net Revenues.

“Non-Profit Revenue” means all revenues recognized by the Company from transactions with corporations, trusts, unincorporated association, or other types of organizations (“Non-Profit Organizations”) that (i) are exempt from federal income tax under section 501(c)(3) of the Internal Revenue Code of 1986, as amended, (ii) have applied in good faith for a determination of such exemption from the Internal Revenue Service, or (iii) would be eligible to be so exempt, in the reasonable opinion of the Manager, if operated in the United States. Examples of Non-Profit Organizations include disease foundations, research organizations, and organizations for the benefit of minority or economically disadvantaged groups. License fees, royalties and other revenues earned from Collaboration IP (as defined below) generated through collaboration with a Non-Profit Organization are not Non-Profit Revenue and will be included in Net Revenues, even if such license fees, royalties and other revenues are paid by Non-Profit Organizations.

The Manager will determine the Management Fee with respect to Net Revenues and Non-Profit Revenue for each fiscal quarter. The Management Fee is payable within ten (10) days following the closing of the Company’s books for each quarter, to the extent of available cash in the Company. To the extent sufficient cash is not available at a payment date, the unpaid portion of the Management Fee will accrue and be paid promptly following the Company’s receipt of cash sufficient to pay the amount in arrears.

Manager Operations Separate from the Company

The Company will earn revenues from data discovery activities that derive value from the content contained in the Database, such as (i) providing to third parties including but not limited to pharmaceutical and biotechnology discovery companies (collectively, “Customers”), access to the Database for population-level research, and (ii) making available to Customers, directly or through the Manager, contact information for Members who have elected to allow the sharing of such contact information. The Management Agreement indicates that certain activities are not data discovery activities and permits the Manager in its sole discretion to choose to conduct such activities for its own or for its affiliate’s account or for Customers without accounting to the Company for the revenues derived from such activities. Excluded activities are:

•	Communication and member engagement services provided to Customers following a data discovery activity that identifies or provides contact information of members;

•	assisting Customers in collecting longitudinal data of identified members that is at the time of initial collection outside the Database;

•	the offer or sale of value added goods and services to members, whether by the Manager, an affiliate of the Manager or a third party offering goods or services that may be of interest to members;

•	professional services such as scientific consultation or project management; and

•	any and all other activities of the Manager that do not derive direct value from the content of the Database.

Database Development and Intellectual Property License

Pursuant to the Management Agreement, the Manager develops and improves the Database at the Manager’s sole expense. The Manager will own all intellectual property, including U.S. and foreign patents and trade secrets, conceived or discovered by the Manager, solely or jointly, related to the Database (collectively, “Database IP”). Database IP does not include intellectual property rights the Company acquires from collaborations with third parties that obtain access to the Database (“Collaboration IP”), which Collaboration IP will be owned by the Company.

The Company enjoys a non-exclusive license for the Database IP, which license will continue in perpetuity in the event of termination of the Management Agreement, the Manager ceasing to serve as manager of the Company or the dissolution of the Manager.

Other Intellectual Property

The Manager owns certain trademarks, trade dress, logos, internet domain names, websites and associated software and social media accounts created for the Company. The Company has an exclusive license to all such properties but the Manager has reserved a non-exclusive right to use such properties in connection with its operations that are separate from those of the Company.

Expenses

The Manager is responsible for, and not entitled to reimbursement for, all fees, costs or expenses incurred by it on behalf of the Company in connection with organizing and managing the Company and in connection with the initial offer and sale of the Shares, including printing, travel, filing fees, marketing expenses, legal and accounting fees, and similar fees incurred in connection with the investigation, evaluation, registration, qualification, issuance and sale thereof, such as costs incurred in qualifying for the exemption from registration pursuant to Regulation A under the Securities Act with the SEC, including any post-qualification amendments or supplements to the initial Regulation A offering statement (collectively, the “Organizational Expenses”).

The Company is obligated to reimburse the Manager promptly for all Operational Expenses (defined below) advanced by the Manager. Notwithstanding the foregoing, the Manager is not entitled to reimbursement for Operational Expenses paid by the Manager if such Operational Expenses are or would have been, but for the provisions of the Management Agreement denying reimbursement, accrued by the Company under generally accepted accounting principles on or before March 31, 2020. “Operational Expenses” are all costs and expenses related to the Company’s operations, but excluding the Organizational Expenses, costs to develop Database IP and the Manager’s overhead and compensation related expenses, including compensation and expenses of the officers, directors, employees, auditors, attorneys and other agents of the Manager and fees and expenses for administrative, bookkeeping, clerical and related support services, office space and facilities, utilities, telephone and email of the Manager, all of which are the responsibility of the Manager.

8. Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date these financial statements were available to be issued. On December 5, 2018, the Company commenced principal operations and admitted a person other than the Manager as a member. As a result, the Manager automatically resigned as a member. Once an investor became a member, the sole relationship between the Company and the Manager is the contractual services relationship that exists pursuant to the Operating Agreement and the Management Agreement and the manager provisions of the Delaware Limited Liability Company Act (Chapter 18 of Title 6 of the Delaware Code), and the Company does not believe that the guidance in SAB Topic 5T continues to apply after December 5, 2018. Accordingly, the Company plans not to record as expenses of the Company those expenses that the Manager bears after the Manager is no longer a member and for which the Manager does not have a contractual right of reimbursement. As of February 26, 2019, the Company has issued 8,423 shares in the Offering, with an additional 2,831 shares earned but not yet issued.